UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            GRANDSOUTH BANCORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   386627 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Mason Y. Garrett, Chief Executive Officer
                            GrandSouth Bancorporation
                                 381 Halton Road
                        Greenville, South Carolina 29607
                                 (864) 770-1000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                           Suzanne Hulst Clawson, Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                November 29, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 8
                                  SCHEDULE 13D
CUSIP NO.  386627 10 3

1. NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Mason Young Garrett
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS PF
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION USA
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

        405,646
     --------------------------------------------------------------------------
     8. SHARED VOTING POWER

        0
     --------------------------------------------------------------------------
     9. SOLE DISPOSITIVE POWER

        405,646
     --------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         0
     --------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     405,646
-------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)

    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.  386627 10 3

1. NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Mary Beth Garrett
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS PF
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION USA
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

        159,148
     --------------------------------------------------------------------------
     8. SHARED VOTING POWER

        0
     --------------------------------------------------------------------------
     9. SOLE DISPOSITIVE POWER

        159,148
     --------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         0
     --------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    159,148
-------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)

    IN
-------------------------------------------------------------------------------

Item 1.     Security and Issuer

This statement relates to the common stock of GrandSouth Bancorporation ("GrandSouth"), the principal offices of which are located at 381 Halton Road, Greenville, South Carolina 29607.

Item 2.     Identity and Background

Mason Young Garrett is a natural person whose business address is GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina 29607. Mr. Garrett is the Chairman and Chief Executive Officer of GrandSouth. During the past five years, Mr. Garrett has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Garrett has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Garrett is a citizen of the United States of America.

Mary Beth Garrett is a natural person whose address is 1726 Stringer Road, Belton, South Carolina 29627. Mrs. Garrett is a private investor. During the past five years, Mrs. Garrett has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mrs. Garrett has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Garrett is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

The source of funds used by each of Mr. and Mrs. Garrett to make the purchases was personal funds. The shares of common stock to which this filing relates were acquired November 29, 2005 upon conversion of GrandSouth 10-Year Variable Rate Convertible Subordinated Debentures at a price of $5.12 per share. Mr. Garrett converted debentures in exchange for 76,171 shares of GrandSouth common stock for an aggregate conversion price of $389,995.52. Mrs. Garrett converted debentures in exchange for 97,656 shares of GrandSouth common stock for an aggregate conversion price of $499,998.72.

Mr. Garrett previously acquired on August 23, 2005, 83,984 shares of GrandSouth common stock upon conversion of GrandSouth 10-Year Variable Rate Convertible Subordinated Debentures at a price of $5.12 per share, or an aggregate conversion price of $429,998.08. Such purchase was made with personal funds.

Item 4.     Purpose of Transaction

The purpose of the foregoing transactions for each of Mr. Garrett and Mrs. Garrett was investment. Neither Mr. Garrett nor Mrs. Garrett has any current plans or proposals that would include any of the actions enumerated in subsections (a) through (j) of this item, though each may continue from time to time to make acquisitions or dispositions of GrandSouth securities.

Item 5.     Interest in Securities of the Issuer

Mr. Garrett beneficially owns 405,646 shares, or 12.8%, of GrandSouth's outstanding common stock, including 111,963 shares subject to currently exercisable options or options exercisable within 60 days of November 29, 2005. Of the total shares beneficially owned by Mr. Garrett, an aggregate of 80,479 shares are held by Mr. Garrett as custodian for the benefit of his son, his step-daughter and his brother. Mr. Garrett has sole voting, investment and dispositive power with respect to all of the shares beneficially owned by him.

Mrs. Garrett beneficially owns 159,148 shares, or 5.2% of GrandSouth's outstanding common stock. Of the total shares beneficially owned by Mrs. Garrett, 5,590 shares are held by Mrs. Garrett as custodian for the benefit of her daughter. Mrs. Garrett has sole voting, investment and dispositive power with respect to all shares beneficially owned by her.

Mr. and Mrs. Garrett are married to each other. Each disclaims beneficial ownership of the shares of GrandSouth owned by the other. They are filing this
Schedule 13D jointly solely because, as husband and wife, they are deemed to be acting in concert under the provisions of the Change in Bank Control Act with respect to their holdings in GrandSouth. By making this Schedule 13D filing jointly, they do not, however, admit that they are members of a group or that they are acting in concert.

Neither Mr. Garrett nor Mrs. Garrett has had any transactions with respect to GrandSouth common stock in the preceding 60 days other than the transactions described in Item 3 above.

Dividends payable with respect to the shares held by Mr. and Mrs. Garrett as custodian for the benefit of others accrue for the benefit of such other persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the persons named in Item 2 (except as set forth in the third paragraph of Item
5), or between such persons and any other person with respect to any of the securities of GrandSouth. None of such securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7.     Material to be Filed as Exhibits

         (a) Copy of the written agreement relating to the filing of joint acquisition statements.

         (b) Power of Attorney

                                    Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 9, 2005
                                s/ Mason Y. Garrett
                                ------------------------------------------------
                                Mason Y. Garrett

                                s/Mary Beth Garrett
                                ------------------------------------------------
                                Mary Beth Garrett

                                                                     Exhibit (a)

                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY

         Pursuant to the requirements of Rule 13d-1(k)(1), the undersigned hereby agree that, whenever either of them is required to file a statement containing the information required by Schedule 13D or 13G (or an amendment thereto) relating to shares of GrandSouth Bancorporation, only one such statement shall be filed on behalf of both of them containing the required information with regard to each of them.

         Dated this 9th day of December, 2005.


                             By: s/ Mason Y. Garrett
                                 --------------------------------------------
                                Mason Y. Garrett

                            By: s/ Mary Beth Garrett
                                --------------------------------------------
                                Mary Beth Garrett

                                                                     Exhibit (b)

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of Mason Y. Garrett and Mary Beth Garrett hereby makes, constitutes and appoints the other his or her true and lawful attorney, with full power of substitution, to execute, deliver and file in his or her name and on his or her behalf, with the Securities and Exchange Commission (the "Commission") reports (and amendments and supplements thereto) relating to beneficial ownership of securities in GrandSouth Bancorporation on Forms 3, 4 and 5 and Schedules 13D and 13G under the Securities Exchange Act of 1934, and on such other forms as may be promulgated from time to time by the Commission; and each of Mason Y. Garrett and Mary Beth Garrett, grants to the other, full power and authority to do and perform each and every act and thing whatsoever as he or she may deem necessary or advisable to carry out fully the intent of this power of attorney to the same extent and with the same effect as he or she might or could do, and each of them hereby ratifies and confirms all acts and things which the other might do or cause to be done by virtue of this power of attorney and his or her signatures as the same may be signed by the other, to any or all of the following (and/or any and all amendments and supplements to any or all thereof): Forms 3, 4 and 5 and
Schedule 13D and 13G and any other forms promulgated by the Commission for the purpose of reporting beneficial ownership or changes in beneficial ownership of securities, with respect to securities owned or hereafter acquired by either of them in GrandSouth Bancorporation.

         IN WITNESS WHEREOF, each of the undersigned has hereunto set his or her hand, as of the dates indicated below.

                             By: s/ Mason Y. Garrett
                                 --------------------------------------------
                                Mason Y. Garrett

                            By: s/ Mary Beth Garrett
                                --------------------------------------------
                                Mary Beth Garrett

Date:  December 9th, 2005